Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

C O R P O R A T E  P A R T I C I P A N T S

Doug Parker US Airways Group, Inc. - Chairman, CEO

Derek Kerr US Airways Group, Inc. - EVP, CFO

C O N F E R E N C E  C A L L   P A R T I C I P A N T S

Jamie Baker JPMorgan - Analyst

Mark Streeter JPMorgan - Analyst

Jon Ellis Axiom International Investors - Analyst

Barry Haimes Sage Asset Management - Analyst

John Owens US Airline Pilots Association

John Debs Bodri Capital Management - Analyst

Steven Alevy Bankers Capital - Analyst

Gerry Madigan JPMorgan - Analyst

Jim Barr Loomis Sayles - Analyst

Robert Pollack Anchor Bolt Capital - Analyst

P R E S E N T A T I O N

Jamie Baker - JPMorgan - Analyst

(audio in progress) -- or request, rather. There is a filing requirement for today’s presentation associated with the merger. So if you could, when you ask the questions, just give your name and affiliation the way that you would on a public conference calls; that would significantly help.

There is only one CEO that I deal with in my day-to-day capacity who has been seated in that position consistently since the morning of 9/11, and it’s Doug Parker. In 9/11’s aftermath and through the Chapter 11 cycle that ensued, all of the remaining CEOs either chose to punch out or were punched out along the way, with the exception of Doug Parker. Now Doug, I know that I’m a pain in the ass --

Doug Parker - US Airways Group, Inc. - Chairman, CEO

No, you’re not.

Jamie Baker - JPMorgan - Analyst

And I know that people don’t like me.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

That’s not true, Jamie.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Jamie Baker - JPMorgan - Analyst

And I get that. But I really do feel you dug in in 9/11’s aftermath, you kick started the industry consolidation cycle, you created shareholder value along the way. And now you have penned what I consider, and what I think most people consider, to be the final act of consolidation. So as an analyst who truly does love the sector that he follows, I just wanted to thank you personally for that.

And I would suggest that some of your competing management teams owe you that same debt of gratitude. You probably won’t get it from them, but --

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I have not heard from them.

Jamie Baker - JPMorgan - Analyst

But you’ll get it from me. It is truly an honor to be able to introduce Doug Parker, CEO and Chairman of US Airways Group and CEO-elect of the new American Airlines. Doug, thanks so much.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Thank you, Jamie. That was very kind, and I appreciated that. I never considered you a pain in the ass. You do your job, and you do it well, and that is what you’re supposed to do.

At any rate, thank you all for being here. I want to take some time and walk you through the slides we have prepared on -- yes? These are my slides, I guess.

All right, thanks. We’ll see if this works. All right, here we go. Okay. I want to take some time and walk you through some slides we put together to talk about the merger, but more importantly, get to your questions. So without further ado, now that I have my slides, there is those.

Anyway, the new American Airlines, as we are now talking about the merger, because the new company will be called American Airlines, of course, we believe is going to create the premier global airline. This is a great opportunity that works for all stakeholders. It’s great for you as financial stakeholders, as I’ll discuss; over $1 billion in synergies accrue to the stakeholders of both airlines.

It’s great for consumers. It offers consumers more choices, better service. And that is because we expect -- because the route numbers are so complementary, we expect to maintain existing hubs and service to all destinations.

And then lastly, it is great for the employees of both companies, because when you build stronger airline, it is good for the employees, and we’re using this opportunity to create some value for our employees as well. So this is one of these transactions that nicely works for everyone involved and is the primary reason we are able to get it done, because it was just so compelling in the end that everyone came to the conclusion this was the right thing to do and the time to do it was now.

So just some details, most of which you now all know, because we announced this a couple weeks ago, that it would be an all-stock transaction. Combined airlines have nearly $40 billion of revenues. The ownership, 72% to the AMR creditors, 28% to the US Airways shareholders. The Company’s name will be American Airlines, headquartered in Dallas-Fort Worth, but we will maintain a significant corporate and operational presence in Phoenix. Most importantly, the hub in Phoenix will remain, as well as the other hubs.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

And as to management, Tom Horton will be our Chairman for a period of time, and I will be the CEO at the time of the merger. We are working now to build -- to put together the management team that will be in place at the time we announce the merger. And what I know is from knowing both sets of teams, we’re going to have the best team in the business, because we have great people on both sides.

So we need to get that work done. In the meantime, what we are doing is the teams are working very well together already on transition planning. Of course we are two separate companies today. We will be until this closes, but we can work on -- so that means we can’t -- actually, there are some things we can’t work on; we can’t actually do any integration work, any integrating. But we can do integration planning, and that’s what we’re doing. The teams have kicked off that work, and they are already off to a great start and working very well together. And by the time we do close this, I’m confident we will have a fantastic team of people who are excited and working very hard to hit the ground running the day we close.

This airline, of course, when you combine USAirways and American, creates what is the largest airline in the world. It is just slightly larger, though, than either United or Delta. What it really does is creates a third competitor to those two very large airlines, which we believe is good for consumers and good for the industry, because it creates just a third option to those two.

You can see here what the global network looks like. You take these two airlines, and what you see is American’s very strong Latin American network and their strong flights to Europe, complemented by the US Airways system, which actually nearly doubles the number of destinations to Europe. Also complemented by the US Airways route network to the Caribbean and to Mexico. There are on this chart some nearly 300 routes and not one of them overlaps. This is entirely complementary, all new -- you just put the two together and have no overlap whatsoever, which is good for all of our customers.

Looking at the domestic network, what you see is all the blue there is the US Airways network; all the red is American. You can see visually here how complementary the two networks are. American’s network, not very -- a very large network in the domestic United States, but not very large along the East Coast, where US Airways is the strongest. So combined, we have a network that can fly pretty much anywhere anybody wants to get to inside of the Continental United States and then on to the rest of the world.

The other thing worth noting on this chart is of all the routes on here, the nearly 700 routes, only 12 of them overlap. So very little overlap in the United States, almost all of that hub-to-hub stuff, where there’s already other competition. So very little overlap between the two networks, highly complementary, and that is what makes this transaction so compelling.

Another way to look at this is as follows. This chart just takes the market shares in the United States of both US Airways and AMR today, on a stand-alone basis. Here, what you see is American number four, number four, number five on the East Coast. US Airways, number six in the west, number five in the middle of the country, number three on the East Coast. So we complement each other where each other is weakest.

We called this project, by the way -- when we started it at US Airways, we called it Project Tetris. For those of you who do better things with your time than play video games, Tetris is a video game. It’s a game where the goal is to take falling pieces of puzzles and make them fit together to create something that is whole. That’s what this does. These are two pieces of a puzzle that work reasonably well on their own, but when you put them together, they create something that is much better in whole.

You see that here. You take these two networks, put them together, what once had nothing higher than a number three share on the East Coast for US Airways, otherwise, a bunch of 4s, 5s and 6s on that, you get first -- number one carrier on the East Coast, number one in the middle of the country, number three, behind only Southwest and United, on the West Coast. So stronger than Delta on the west. This is a combination that works extremely well. This is why we called it Tetris. You put the two pieces together, you create something in the whole that is much greater than either of us could do for customers individually, and that is where the value of the transaction is created.

It works also for our alliance partners. I know Willie Walsh is on after me. I haven’t talked to Willie recently, but I am certain, not even having talked to him, that he will tell you this is good for oneworld, because it is. This is -- as you can see on the pie chart on the right, as the world ASM share exists today, Star is nearly 45% of that ASM share. Simply taking US Airways out of Star and moving us into oneworld, you see a much more balanced pie -- everyone in the 30%s. So it creates balance within the alliances and shifts that balance from Star to oneworld, which we think is great.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

It also, in terms of where oneworld flies, we think it is not -- (inaudible), like where that share is, we think oneworld, where -- given the destinations where oneworld is the strongest that we will have an alliance that is as strong or stronger than any other alliance in the world.

It also has the nice effect of creating the strongest loyalty program in the world. Just simply combining the two airlines’ existing loyalty programs would get you to a frequent flyer program of over 100 million customers. That was a stunning number to me when I heard it, 100 million members of the Advantage program when we put this together. And that of course we believe can grow and will grow once we combine the networks and have more people that want to fly in the combined network than flew in the two networks independently. So this is a huge asset and one that we will use to leverage well.

We are very happy with the aircraft position. This fleet combined today has, including the regional fleet, some 1500 aircraft in it. We have in both Airlines orders in place that will modernize the fleet. The orders that are coming in can be used virtually entirely for replacement, but also provides flexibility should we need it or should we desire it to grow. And so the order does a very nice job of replacing -- economically replacing older airplanes that need to be retired over the upcoming -- in the next few years, but also does provide some platform for some growth to the extent we need that growth.

And while I am happy about everything I’ve talked about and I’m going to keep talking about, the thing that makes me happiest about this transaction is what it does for the employees of both companies. Speaking primarily for the US Airways employees, who I represent, they have heard from me for a number of years now about what a great airline we have and what a great job they are doing and how they are making a huge difference, but unfortunately, how we can’t pay them the same that Delta and United make because we don’t have the route network that generates the same revenues as they make. If we don’t have the same revenue per ASM, we can’t have the same cost per ASM.

This is a speech they could give you as easily as I could. Some of them are here today, and they are as tired of hearing it as I am of saying it. And what’s nice about this transaction is we don’t say it anymore -- or we won’t have to say it anymore, once we get closed. We now have a network that is as strong as Delta and United, so we can pay people the same as Delta and United pay. And that is what this plan calls for. That’s why we got the support of the employees on both sides, because they know that a strong airline is good for employees, and they wanted to support the chance to have a stronger airline.

Happy that some of our pilots are down here in the front, both from USAPA, the US Airways union, and from APA -- we have both Gary, President of USAPA, and Keith, President of APA here. Thanks for being here, gentlemen. That is much appreciated.

We have not just the pilot support, of course, but support of a lot of others in the Company. And this is, again -- I’m happy for all you guys as investors; that’s our job to take care of. But I’m really happy for what we are able to do for the people that work for these two companies that I care a tremendous amount about and have been working really hard to figure out a way to get people what they have worked hard to earn and deserve.

So this allows us to do that, and it makes me extremely happy. It is, I think -- by no means, by the way, is this done. We’ve got a lot of work to do together, but we’re up for it. We have -- I think we have a team that is ready to do it and a group of employees that want to do it.

So we’ve worked to put contracts in place that will help us with the integration. That is a first for our business, having pilot and flight attendant contracts already lined up as we head into this process, which will make integration that much easier. And anyway, I could go on and on about this, but this is as important as anything we’ve accomplished to this point, which is getting to the point where we now have the employees working together with management to make this work, and management is dedicated to keeping that relationship in place and appreciate the support we’ve received to date.

Here are a bunch of quotes from labor leaders that you need not read, nor am I going to read to you. But just trust me, they say really good things about this transaction, because the labor leaders all think good things. They include Jim Little, who is the head of the TWU at American; Keith Wilson, who is here from APA; Gary Hummel, who is here from USAPA; Laura Glading, who is currently at her international annual meeting down in Fort Lauderdale from APFA; and Deborah Volpe and Roger Holmin from the AFA, who are basking in getting a contract approved this week, as the US Airways flight attendants -- actually it was last Friday -- approved -- or last Thursday -- approved by 80% their new contract. So we feel very good about where we are on that front.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Of course, you all care more about what this means in terms of value to you, which we appreciate, and happy to report that we have done, I think, a very nice job, as we are paid to do, to make sure that you receive nice returns on your investment. This transaction will generate, we think, over $1 billion per year in terms of net synergies. That is a net of the improvements in labor costs that I talked about. You see on this chart there is about $400 million in taking up -- in increasing compensation and wages between the two airlines as we merge the two companies. But those are more than offset by over $900 million in network revenue synergies, $550 million of cost synergies.

These numbers, by the way, we believe are conservative, but we like to put out numbers that we feel good about our ability to reach and hopefully exceed. If you look at that number as a percentage of revenues versus some other transactions, it does indeed look conservative. This chart just shows compared to Delta and Northwest what they announced; America West, US Airways, what we experienced; Continental and United, what they’ve announced in both revenues and expenses. This number as a percentage of revenues looks conservative compared to those. We certainly hope that’s the case. We’re happy to sign up for the billion dollars and are going to do everything we can to exceed that for you and do even more.

So what’s next? We, again, are currently -- we’ve announced and have signed merger agreements, but we need to have it approved. There are a number of things that require approval, bankruptcy court, et cetera. The long pole in the tent, however, is the second bullet on here, which is regulatory approvals, regulatory approval, primarily -- the long pole in the tent we believe will be getting approval from the Department of Justice -- antitrust approval from the Department of Justice. We don’t anticipate any issue there, particularly given all that I’ve shown you already about how complementary the two networks are.

But we of course -- they need to do their work and we need to help them do that work. We welcome that work, but that work takes time. We anticipate that should be done, however -- just based on our experience as well as the experience of others, we think it’s fair to assume that should be done sometime in the third quarter of this year. And at that point, we would close the merger. And again, after we get all of our shareholder consent, et cetera, we would close the merger in 2013. Importantly, there is no financing condition, no consents or approvals required from any outside parties. So that’s good. Or any additional outside parties, other than the ones I unmentioned.

So in summary, this is one of these transactions again that offers substantial benefits to all stakeholders. Our shareholders, you in this room, get the benefits of $1 billion a year in synergy value, which we feel highly confident about our ability to deliver and take that responsibility seriously. As I know you know, those of you that have worked with us understand that we take those commitments seriously and feel very good that we can deliver that.

It’s good for our employees, as I discussed at length. It’s good for our customers because it creates a network that can take more people to more places. It can compete with Delta and United on an equal basis. And it’s good for the communities we serve because we are not intending to close any hubs, but rather enhance service to the existing communities by combining the two networks.

So that concludes my slides, and at this point, I would like to take any questions.

Q U E S T I O N  A N D  A N S W E R

Jamie Baker - JPMorgan - Analyst

Doug, let me kick us off --

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I’ve got to tell you Jamie’s rule. It’s actually not Jamie’s rule; it is US Airways’ role, which I can’t even articulate as to why we have to do it. But apparently, you need to tell us who you are and where you’re from. Why are we doing this, Derek? It’s for a transcript, and the transcript is -- we have to file a transcript of this and the transcript will go a lot better if we know who you are when you ask your question.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Mark Streeter - JPMorgan - Analyst

Sure. Mark Streeter, JPMorgan.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Thank you, Mark.

Mark Streeter - JPMorgan - Analyst

Good afternoon. United management was up here before you, Doug, and they showed a video of their employees apologizing for the way they treated customers and the operation of the airline last year when they went through their systems integration. And they certainly are and were viewed as one of the better management teams. How is this going to be different? How are you going to make it different?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

It is a good example for all of us of things to be careful about as you move forward. We have been through one, the US Airways-America West merger. a smaller scale, but same exact concepts, of course. And we learned some things through that process.

I think probably the biggest thing that I would tell you that we learned in that process is the importance of -- I am -- complete perjury here. I’m stealing this from the Richard Anderson, who said it to me -- adopt and go were Richards words that he said they used. And what that means is taking, in general, the larger airline systems and processes and overlaying those onto the smaller airline tends to work better than trying to take the smaller airlines and overlay onto the bigger ones.

It seems logical, of course, yet we made that mistake in US Airways-America West. We had largely the America West management team, and we had some systems we thought were better than the US Airways ones and we put those in place. And, look, everybody did the right things, trained people the right amount on the systems, the systems actually worked. It is just airlines are these very complicated beasts, and no matter how much training you do, the day you turn it on, it is really live with customers, there are things that were attached that had become part of the infrastructure of the airline over 20 years that all of a sudden weren’t the same processes, and people didn’t know what to do.

So while the systems processing time worked or the employees were trained in that system, the real processing time slowed down dramatically. And we’re all about throughput in the business, processing people as fast as you can.

So my guess is United saw some of the same thing, and we will do our best to avoid that. We’ve learned that lesson. And where we will come at this is, for the most part, unless there is a compelling reason otherwise to go with the smaller system, we’ll just -- we will learn from those who came before us and go with adopt-and-go as our mindset, and not go and try and deviate from that unless there is something really compelling.

So I think that will help a lot. And not to mention again, the fact that we have the labor integration largely set up will help us a lot.

Mark Streeter - JPMorgan - Analyst

And then just to follow up on your revenue synergy number, your management team -- and Scott has talked about this a lot in the past -- has had to price the airline for the network that you have. And there was some destructive pricing or some territorial pricing or whatever you want to call it because of the limitations of the old US Airways network.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

I’m sort of wondering in that revenue number, how much of that revenue synergy is turning that machine off and pricing the airline like the way Delta and United price tickets on the airline and travel, versus sort of regaining market share or gaining market share. What is the dynamic between those two in that revenue number?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I don’t think there is anything in the revenue on changing the pricing structure at all. So to the extent there is, that’s upside, and, again, I don’t know that there is. I’m not saying that there is. But there is nothing in our numbers I think to do with pricing. It is all about putting the networks together.

But it is more than just network connecting, of course. When you connect the networks, there are other things that you can do, such as -- there are really three components to that. There is this connecting piece. There is the ability to put the right aircraft on the right routes, which we can do even better now that we have the two routes and two fleets to put together.

And then lastly, because you put those together, you don’t just get the connections; you actually do a much better job with corporate clients by being able to sell to them the world. And there is some share shift back to American-US Airways that we had lost to Delta and Northwest. But those are the components of the revenue synergies, and there is nothing in there about changing pricing structures.

Jamie Baker - JPMorgan - Analyst

Doug, Jamie Baker again at JPMorgan. It was on January 31, if I recall correctly, that you applied for regulatory approval with Justice. I guess slightly more than 30 days have now elapsed. Was a -- did a request for additional information? What sort of color can you give us in terms of the timing there?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

We haven’t heard back, unless it has happened today while I’ve been here, which it may have. Exactly, it might. So anyway, the process is, indeed, the Department of Justice has some period of time, which, again, may actually expire today. I’m not certain, Jamie. Derek, do you know?

Derek Kerr - US Airways Group, Inc. - EVP, CFO

Yes, it’s today.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

So today we will get a request. We expect -- anyway, they either will give us a request or won’t give us a request for more information. I wouldn’t read anything into it either way, to tell you the truth. If they don’t ask for more information, that just means they have enough already, that we provided enough for them to do their work. But I don’t think that means it’s going to go any faster. It still -- it just means they’ve determined they have enough.

If they ask us for more -- that is exactly what happened in -- well, we actually didn’t a second request in US Airways-America West, but every other merger has gotten a second request, to my knowledge, so -- and they were all approved. So again, I wouldn’t read anything into it either way.

I would -- between us, between all of us, I would expect on a transaction this size they would ask for more information. But if they don’t, I am not going to read anything more to that than the fact that they think they have enough already.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Jamie Baker - JPMorgan - Analyst

(inaudible)

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Jamie, it’s because we disclose either way. And I don’t know the answer to that, but we are happy to. We are not going to try and keep a secret. But that’s a legal question that we don’t have a lawyer here. We are not -- we’re transparent about this stuff.

Jon Ellis - Axiom International Investors - Analyst

Jon Ellis, Axiom International Investors. Quick question for you in terms of the revenue synergy, and you talked one subcomponent of that being targeting the corporate customer. Maybe if you could speak a little bit to how you would sort of approach that in terms of how far you want to get into the integration process before you target or revisit the corporate customer in the interest of ensuring an appropriate service level to keep those customers happy.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Good question. I think, though, we would be going really quickly to corporate customers. We need to assure them that they are going to get the level of service that they desire and expect. But I think we can make those assurances. (inaudible) when we can make those assurances.

But the reality is we will be able to put these networks together right away. And that -- corporate customers will be able to benefit from that right away. So we’re not going to be shy about showing up and telling people, look, there this is new airline now that can do things that neither of us could do before and can do things others can’t do, and we can give you a better entire -- proposition than anyone else. And we should do that and not wait. So I think we will be out there really early.

Jon Ellis - Axiom International Investors - Analyst

And just a follow-up question is in terms of the three subcomponents you mentioned for revenue synergy, would you say they are equally weighted or would you say it is overweighted to the network consolidation factor?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I think they were fairly equally weighted, weren’t they, Derek?

Derek Kerr - US Airways Group, Inc. - EVP, CFO

Nets is probably a little bit more.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Derek said a little stronger on network, but it’s --

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Barry Haimes - Sage Asset Management - Analyst

Barry Haimes, Sage Asset Management. Assuming the integration goes smoothly and you get the cost synergies you’ve projected, where will that put the cost gap, you guys versus the other two large competitors, versus where it is now? Some feel for that. Thank you.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Yes, rounded numbers, I think our costs, certainly over time, will be pretty similar to theirs; our revenues will be pretty similar as well. Again, I would hope we can do better on both fronts and come up with better margins than either of them. But just, again, for this level of detail, this is not an airline that’s going to be built on a cost advantage versus United and Delta. That’s not where we create the value. The value is in running a better airline and in doing better on the revenue front than they can. But the costs, I would assume, are largely similar. I know the labor costs are going to be very similar, and everything else, it is pretty hard to have an advantage on.

Anyone else? All right, Mark. I’ll do this for you. Mark Streeter.

Mark Streeter - JPMorgan - Analyst

Thank you. Mark Streeter, JPMorgan. We’ll keep this going. We are not going to let you off that podium, even if you want to. One of the things, just looking back over the dialogue over the last year or so from the American side, when they were in fight mode rather than embrace mode, was that you didn’t bring anything to the table in Asia. And you showed the chart on where you stand right now from a Pacific perspective.

So can you talk about that, in terms of what is the game plan going forward for Asia? How important is it for you to be able to win those corporate contracts and get to the point where you can generate the margins of those competitors with the same costs?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Asia is very important. We think there is great expansion opportunities there with the -- again, when you look at that domestic route network and how much it is enhanced by putting the two companies together, you all of a sudden have a lot of opportunities to fly more flights to Asia. So you will see that from us over time out of any number of hubs.

Having said that, to suggest that we are going to grow the Asian route network, the standalone Asian network, to be something like what United and Delta now have is not something we are suggesting nor should we suggest. Those networks, of course, were -- for you aviation buffs -- those are like 1952 post-World War II routes that were awarded to the old Northwest Orient and Pan Am, if I remember. Anyway, and that is how that became created and you can’t go back and reverse history from 1952. So that gives them an advantage there.

But American has a similar advantage to Latin America, which is a route network that is much stronger than either of them can do there. So the way we -- so we like that advantage there and they have to figure out ways to offset that disadvantage. We -- again, I don’t want to minimize the amount of growth we can add to Asia. I’m just pointing out that I’m not trying to convince you that we’ll ever have -- that we have the assets that will be as strong as they will have to Asia. So you need to offset that.

Just the real issue there is doing what you said, which is make sure you can sell to corporations the ability to get where they want to go, and oneworld does that. Fantastic partners across the Pacific in JAL, in Qantas, in Cathay, that provide a level of service that others can’t -- are going to have trouble competing with. So we don’t view that as an issue at all for their ability to attract corporate customers. It will be -- in some cases, some of the travel will be on other airlines (inaudible). But that’s fine for trading corporate clients. Again, we offset -- we also have the disadvantage with a lot of advantages elsewhere.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Mark Streeter - JPMorgan - Analyst

Great, and then just one more from me. You had mentioned creating shareholder value or stakeholder value, and sort of the million or maybe the billion-dollar question here is how to get this sector rerated, how to get that multiple up, whether it is EPS or EV to EBITDAR, whatever it is. What do you think from your perspective are the steps that need to happen? What do you think will convince investors that they should value this sector differently?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I think we’ve got to prove it. You guys have had enough people telling you this is the time to get in over the last 20 years. So some people may believe it is time, and good for them; I happen to think they’re right. But to really get expansion on multiples, we’ve got to prove that it has changed and get new investors in that really appreciate that.

And again, you guys tell me, but my view is we’ve got to go prove that it has changed. I think we are a long way there. I would note US Airways, we just had last year the best earnings in the Company’s history. And we did that in a year that certainly isn’t peak earnings in the rest of the industries. So -- and airlines don’t generally lead out; we usually lag out. So I don’t think -- we’re nowhere near peak, because the economy is not at peak. But we are at peak earnings levels even though the economy is not at the peak.

Anyway, it sounds convoluted, but you get what I’m going at, which is what is now -- when we do hit our peak, it is going to be a lot higher now than it used to be. And I also believe when we hit valleys, they are going to be much higher than they used to be. But we’ve got to prove that. I fully believe it. And I am surprised everyone hasn’t figured it out. But that’s okay, we’ll prove it.

John Owens - US Airline Pilots Association

John Owens, US Airline Pilots Association.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Hello, John.

John Owens - US Airline Pilots Association

How are you, sir? Jeff Smisek was up earlier, and he spoke of the merger. And over the synergy period that both Delta and United realized about three years, their fleet rationalization and their capacity discipline was pretty tight. Overall, the concern was the fleets pretty much remained flat, maybe a percent, 1.5% change over time. Could you talk to both what you think the synergy period looks like for us, you, and also what -- any issues with the fleets there?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Again, we have a lot of flexibility, so -- which is nice to have. What I think about -- and it sounds -- because this is what Jeff was saying about where they are. I think the US domestic industry is fairly mature now. And that doesn’t mean there is no growth, but it means the growth should grow kind of with GDP. So that is what I would expect you to see in the US industry, and therefore what I expect you to see kind of domestically from the new American Airlines. That’s not a small number, by the way. It is nice, modest growth -- pick your own US GDP forecast -- but they are positive. And I would expect we would -- you would see supply grow the same rate as demand grows in the US.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Internationally, there is a lot more growth in that. The industry is not mature internationally, and there should be more than that. Certainly, when you do things like we are doing here, which is taking two networks that were independent and putting them together, that gives you the ability to do a lot more, even domestically, but more so internationally.

So I don’t have hard numbers to give you. We will come up with those as we work through this more. But I think what you’d see is relatively modest growth early on, as we get our legs underneath us. And then as we move forward, we will see. We do have the flexibility if we need to to grow, but we also have the flexibility to stay about the same size if that is what conditions warrant, as well.

John Debs - Bodri Capital Management - Analyst

John Debs, Bodri Capital Management, San Francisco. Two questions. First, on hedging, can you say what your fuel costs experience are this quarter? Once you merge, I assume you’re going to use the USA Air policy. Are there hedges that American has on that will affect that?

And then second question, when do you think you will be free cash flow positive if you hit your targets savings and so on? Thank you.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Okay, well, the second one, I’ll answer and say we haven’t gone far enough to tell you that. Well, anyway, I feel compelled to answer, because I think it will be pretty soon. But we haven’t actually given projections, and we should wait until we do that.

Do you want to answer that question (multiple speakers), the free cash flow question?

Derek Kerr - US Airways Group, Inc. - EVP, CFO

No, I think we have to wait until we do our --

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Yes, we’ve got to wait until we file projections, which will happen at the time that the [planned reorganization is filed].

On the hedging question, Derek can give more detail as to where exactly we are. But in general, the not hedging proposition has worked extremely well for us over time. We think it is the right answer. Certainly it has been the right answer for US Airways. I think it is the right answer for the industry.

So therefore, it may be safe to assume that’s what happens at the new American, but it’s not completely safe. It is one of the details we need to work through as we integrate the teams and see, indeed, maybe there is some reason they do it that we haven’t figured out. So will work through that. I don’t know for certain that’s where we will end up.

But if indeed we did and there were already hedging vehicles in place -- I, again, don’t know because we haven’t looked at them -- but in general, it doesn’t make sense to go unwind transactions like that. It makes a lot more sense just to let them play out. Unwinding is just another form of speculation, that -- so if they are already there, my guess is we would let them play out, if we chose not to continue hedging. But again, that is some speculation on my part.

Steven Alevy - Bankers Capital - Analyst

Steven Alevy, Bankers Capital. In addition to DCA, do you see any other areas, hubs, where you consolidation and concentration of routes might cause problems with the Department of Justice? And what would you speculate would be the result at DCA?

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Doug Parker - US Airways Group, Inc. - Chairman, CEO

To be clear, I didn’t say I thought there was a problem at DCA, and I don’t think there is. If you look at the market share of the combined entities, there is nothing close to the kinds of things that should raise alarms at the Department of Justice; close to what other airlines who have done mergers have in certain other hubs. So anyway, my view is there is not going to be any issue whatsoever, but we’ll see.

Gerry Madigan - JPMorgan - Analyst

Gerry Madigan, JPMorgan. A lot of questions have been asked, but you have that beautiful American flag to your right, so I have to ask the livery question.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

And what is the question?

Gerry Madigan - JPMorgan - Analyst

What your comments are on the livery.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

It is another one of those details for you to work out, where were taking two airlines, putting them together, and one of the things -- one of the details you need to work out is what the combined livery looks like. American, of course, just rolled one out, and that is why we are getting this question; otherwise, I don’t think we would be getting it lot.

So I don’t know the answer yet. We’ll go look at it and see what makes sense for the combined Company. It may very, very well be the exact same livery. It may not. I just don’t know.

The only thing I’ll add that is what I do know is this is not one of these issues that rises to the level of whether or not we’re going to be able to give you a return on capital or not. Most of our customers don’t care what the outside of the airplane they are flying on looks like and it doesn’t affect their purchase decision. It needs to be professional and consistent with the brand, of course, and we recognize that. But this isn’t a make-or-break issue for the air line.

Who it is really important to is employees who care a lot about it, and so -- and I care about that. Anyway, this is one of these things we will take time to figure out what makes sense for the new combined airline. We weren’t involved in that process, nor should we have been, of creating the new livery that American rolled out. So we will take some time and talk to people and put that on a list of a number of things we’ve got to figure out.

Jim Barr - Loomis Sayles - Analyst

Jim Barr, Loomis Sayles. Could you talk a little bit kind of bigger picture, longer term, once you get through integration, on the priorities for free cash flow integration -- or free cash flow allocation?

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Yes, again, we’ll have a lot more to give once we give projections, but let me try this. We told you -- we’ve said there is -- make your own standalone projections for the airlines. We mentioned that we think there is over $1 billion in synergies. My slide -- I guess I kind of blew through it -- but there is $1.2 billion in transition costs that we expect. Those will come in more quickly, of course, than van synergies in terms of -- but they come in over a couple of years.

So transition costs over a couple of years of $1.2 billion, synergies of $1 billion by 2015. I guess you’re asking me when do they cross over, so where do those net to be positive. I think they net to be positive immediately. Even first year, I think the synergy is greater than the net transition costs.

Jim Barr - Loomis Sayles - Analyst

I guess what I’m -- I’m not really asking about projections on free cash flow. I am asking you that number is going to be big at some point, if this is successful.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Oh, I’m sorry.

Jim Barr - Loomis Sayles - Analyst

And you could focus on debt reduction, the way Delta has done. United had talked about earlier this morning how they had kind of a CapEx catch-up that needed to happen when -- given the lack of investment at United. How do you see where you would stand with the combined carrier?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I look forward to having that problem, and when we do, we will address it then. What I’d tell you is conceptually what we think, which is once we’ve run our business and collected revenue for running our business and paid everybody that we need to pay for doing it and there is still cash left, and we’ve invested in the capital we need to keep running the business or to do what we need in the business, that’s your money, and our job is to get it back to you.

So we don’t -- we are not -- we need to have enough cash on hand to make sure that we don’t get ourselves into issues. I’m confident, again, consistent with my prior comments, that this industry has changed. So I’m hopeful that we will all come to that realization and come to the conclusion we don’t need to hold as much cash relative to our size as we are all holding today. But we are not far enough along yet, I think, to be comfortable with that as an industry. But we’ll get there, if indeed what I’m thinking about the future is right. And if you’re right, this will be throwing off a lot of cash; we will get much more comfortable with having less cash.

So it is highly inefficient, of course, for us to hold onto it and have it sitting in a bank. So we don’t like doing that and we would like to get it back to you. And then just a matter of who you is. If it is more -- if we think it is better for our shareholders to be paying down debt than getting it back to the shareholders directly, that stuff, we will do our best to make sure we are doing it in a way that is best for you all. But free cash flow is yours. What else?

Jamie Baker - JPMorgan - Analyst

Jamie Baker again. When you think about fuel hedging, which you addressed, return on invested capital, targeted leverage, liquidity ratios, US Airways standalone and American standalone have not necessarily marched to the same drum. And I think the simplifying assumption that most have is that many to most to all of the US Air policies will probably apply to the new organization.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

My question is, during the review process, after signing the nondisclosure agreement, as you really drilled down and got to understand American more intimately, for lack of a better term, did you uncover anything that they do that is just patently better than the US Airways way of doing things? Was there any aha moment, hey, that makes a lot of sense; maybe that is something that should prevail?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

First off, we haven’t done as much work together as you might think. We were for a while there not working really together that much. And since we’ve announced, we’ve been doing a lot of work together, so -- but that has really just begun. Prior to that, while we were working together, it wasn’t so much on learning what each other does. It was more about does this make sense or not. So at any rate, that is the first qualifier.

But what I will tell you -- and what I already knew -- is that American is this fantastic airline, with great people, a fantastic management team. They did a lot of stuff better than we do it. So we are going to find all sorts of things like that. That is part of the synergies. It’s not in the numbers, but we know it’s going to happen. There’s things when you go -- because we saw it at US Airways-America West. You go to put two companies together, and you find, as you really get into details, there are all sorts of things where there are some better ideas, there are better contracts, there are better all sorts of things that will happen.

So I know it will happen; I just don’t have any examples to give you right at the moment.

Mark Streeter - JPMorgan - Analyst

Doug, one more from me up front, Mark Streeter. Just following up on Jim’s question and some of the other questions on CapEx and free cash flow, we had -- Delta appeared this morning, mentioned that their $2 billion, give or take, in terms of CapEx. United mentioned $2.5 billion, but -- or $2.3 billion maybe being a little bit high and that will come down over time.

The question for you is is there any reason to think -- you are all very similar now in terms of revenue and size -- that your ongoing CapEx need, is it any different from that, number one? And specific to that, has American ordered too many aircraft?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Okay, let me answer the second one first. Certainly not too many aircraft; again, they can all be used to replace existing aircraft and do so economically. The airplanes are old enough and fuel inefficient enough that the new airplanes at their higher ownership costs actually are net positives to the cash flow, just as replacements. So that’s good news.

Now, as to the CapEx spending, again, without giving estimates of numbers, I didn’t hear Delta or United’s presentation. But so long as they said what I expect they said, which is in those numbers, they don’t have a lot of growth airplanes, I would agree. That is where we think the industry is and should be, and pretty much the answer I gave John, where there is -- the industry is mature domestically. There is not need for a lot of growth.

I don’t think you are going to hear what you heard from -- I hope you don’t hear from airlines what we used to do when we started making money, when asked the question what are you going to use free cash flow, the answer was go buy more airplanes so we can do even more of what we just did and show you how good we can do it at a bigger airline. Only to find out all of a sudden -- you lived through it, Mark -- you got too many airplanes and you’re not making money anymore. So that is what we are not going to do.

We’re certainly not going to do that at US Airways, the new American won’t do that, and I don’t think that’s what you heard from our colleagues. So that’s really good news, I think, for airline investors and for airline employees, because we are going to have -- we are going to get to a world where we are -- it is a more mature business and we make decisions like mature businesses do. We’re intensely competitive, doing everything we can to invest capital where we can get returns, making sure we’re taking care of our customers, doing all those things with the cash we produce, but also having a lot left over for return on investment.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

Mark Streeter - JPMorgan - Analyst

And then just one more on the fleet, which is when you are the size of the new American, we’ve heard in the past about fleet simplification, the added costs of too many fleet types and so forth. Are you so big that there really isn’t a need for simplification? Can you basically keep the combined fleet sort of as it is and not look to rationalize that over time, or is there something to gain from that?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

We’ve long been of the view that so long as your sub-fleets are large enough, simplification doesn’t add much value. Look, it makes all the sense in the world if you have a sub-fleet of 30, 40 airplanes to try and get out of that sub-fleet, because you carry all sorts of parts, you have to have a separate pilot group and all those things. But once you get to where you have a couple hundred airplanes, that type of value creation, which I know is kind of lore, that, oh, that’s how you get your costs down, doesn’t really work.

So you need to have -- it absolutely works if you have small subsets that’s really inefficient. But if you have large subsets of fleets, combining those two large subsets into one big set doesn’t save you much.

And indeed, the ability to have two separate ones that you can use to at least have something resembling a competition, when there are only two suppliers, at least you have that competition. So that helps a lot in getting your cost down and way overwhelms what you save by having one large fleet. I know Barry is here somewhere. Sorry about that.

Robert Pollack - Anchor Bolt Capital - Analyst

Robert Pollack, Anchor Bolt Capital. This past year, you made the gate transfer to Delta to get stronger in DC from New York. Can you just comment if that has met or exceeded your expectations? And as you look at the combined network now with American, do you see further opportunities to enter into similar perhaps gate transfers? Thank you.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

To the first point, we are very happy with that transaction. It has met and I think somewhat exceeded our expectations as to what it would add. And my guess is Ed told you earlier they are happy with it. So, again, it’s consistent, much like this transaction, with one where you see airlines focusing on where they actually have a competitive advantage and doing what makes sense for them. And you can get -- that simple swap took some assets we had at LaGuardia that we couldn’t utilize as well as Delta could and getting some slots in DC that they couldn’t utilize as well as we could and creating value for everyone. That has done that for both of us, I believe. I know it has done for us.

Are there more of those? I don’t know. It was a fairly unique situation, but there may be others. We’ll see. But nothing to announce, that’s for sure.

Gerry Madigan - JPMorgan - Analyst

Gerry Madigan, one other question. Can you talk about your regional strategy? I know I just saw something that Mesa -- you guys just increased -- some more planes that you’re going to have with Mesa. And how does it all kind of dovetail with Eagle and the Eagle fleet?

Doug Parker - US Airways Group, Inc. - Chairman, CEO

Well, our strategy for the regionals is to make sure we have the best partners we can that are as efficient as they can be. And I think that is what you guys should want; it’s what our own mainline employees should want. We need to have regional feed, but we need to make sure we have regional feed that provides the level of service we want, but as cost efficiently as possible. And that is what we have always done at US Airways. It is what we will do going forward. What that exactly means as it relates to Eagle and the others, we’re not sure yet.

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MARCH 04, 2013 / 05:05PM GMT, LCC - US Airways at JPMorgan Aviation, Transportation and Defense Conference

But we certainly have enough relationships now, we are going to -- we think we’re going to need even more regional lift than we have combined right now, so we may work on something there still going forward. But where those airplanes end up is going to be about where it is the most efficient place to put them. This is -- the regionals are doing a nice job of being -- of doing a really good job, having good operators that do a good job of providing service to mainline airlines, and there is a lot of competition for that service.

Jamie Baker - JPMorgan - Analyst

I think we’re out of time.

Doug Parker - US Airways Group, Inc. - Chairman, CEO

I’m out of time. All right. Thank you all very much. I really appreciate your support through all this and look forward to working with you going forward. Thanks.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

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